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                           Filed by CBOT Holdings, Inc.
                           Subject Company -- CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184


The following are the prepared remarks of the Chairman of the Board of the CBOT delivered at a meeting of the members of the CBOT on July 10, 2003.


                           Mid-year Chairman's Report
                                Charles P. Carey
                             Thursday, July 10, 2003

Good Afternoon. Thank you for attending the Chairman's Mid-Year Report. We also have made this meeting available to members hooked up to MemberNet. In looking back I can tell you it has been very busy. In January, we chose the LIFFE CONNECT(R) platform. After I took office in March we initiated discussions with the CME regarding a new clearing solution for the CBOT. These discussions resulted in the CME/CBOT Common Clearing Link. This agreement was signed in April.

Customer reaction to this new clearing arrangement has been overwhelmingly positive. The CBOT and the CME have been meeting with the firms and the operations people to insure a smooth transition and again the response is solidly in favor of this link.

This also signals a new era in CBOT/CME relations. I personally would like to thank Terry Duffy, his Board of Directors, and the CME staff headed up by Gil Phupinder. According to Bryan Durkin (who has been working some long hours) the CME staff has been extremely helpful.

Many claimed that converting to a new electronic trading platform, and, at the same time converting to a new clearing system was too risky, or it just couldn't be done. I am here to say you are WRONG! Staff is putting in some long hours, but these projects are going to come in on time as well as within budget.

 I would like to share briefly with you the state of the exchange. There is no greater proof of our market's attractiveness than our incredible volume growth. I am pleased to report that we continue to set daily, weekly, and monthly volume records in numerous products and in total exchange volume. This record volume in trading combined with the prudent management of our fiscal resources is helping to keep us in solid financial health.

And all signs point to our volume continuing to grow as the exchange prepares to transition its electronic trading platform to LIFFE CONNECT(R), implement the CME/CBOT Common Clearing Link, and complete our restructuring plan.

Last year ended on a high note as it was the CBOT's best year ever in terms of volume and this year is showing no signs of letting up with trading in the first half of 2003 up nearly 38 percent from the same time last year. Compared with a year ago, gains for the first six months have included a 29 percent increase in April, a more than 50 percent rise in May (which was an all-time monthly record of 43.8 million contracts traded), and an increase of nearly 42 percent in June, setting the second highest monthly record at 41.2 million contracts traded. Average daily volume for the CBOT reached 1,560,000 contracts in the first quarter--well above our budgeted expectation of 1,300,000 contracts per day. Exchange fee revenues are 49% above budget and overhead expenses are in line with expectations. This growth is the result of our offering a highly competitive trading

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venue that is producing increased trading volume, but also resulting in a stronger CBOT financial picture.

While this is very positive news for the exchange, our success has captured the attention of others wanting to get in on the action. We expect to see a higher level of competition from foreign exchanges and new market entrants. It means that others see what we see--tremendous growth potential in the industry and a wealth of opportunity for the taking. That is why I stand here today to tell you that we are meeting the challenge by being a leader in the industry and compelling the competition to respond to our actions.

Central to our business plan are the three critical strategic initiatives that I noted earlier. First, the transition to our new electronic trading system powered by the LIFFE CONNECT(R) platform. Second, the implementation of the CME/CBOT Common Clearing Link. And third, the anticipated completion of the restructuring process.

These strategic initiatives are intended to address customer demand for enhanced capability, functionality and market access while preserving and enhancing market integrity, market transparency, and market liquidity. When these initiatives are implemented, we expect that they will provide market users, members and member firms the most cost-effective and efficient platform to trade interest rate, equity, and agricultural products and help enable the CBOT to meet global competition, enhance member trade opportunity and overall exchange value.

After a long and intensive investigation of electronic trading platforms out there, we chose LIFFE CONNECT(R) for its superior functionality and capabilities compared to other systems. LIFFE CONNECT(R) currently offers the marketplace full spread trading capability, options strategy functionality, flexible trading algorithms, real time quotes and trade data, and dynamic price limits.

Currently, 108 firms in 172 locations globally are in the process of transitioning to the new e-cbot platform. Installation of circuits and hardware is well under way and training for members for the new e-cbot platform will begin in mid-August, with simulation anticipated to begin in October.


In tandem with offering an exceptional front-end, the CBOT is gearing up to implement a cost-effective capital efficient matching, settlement and guarantee function--the CME/CBOT Common Clearing Link.

 I can't emphasize enough how important the Link is for the industry and the exchange. This link will drive standardization within the industry and is intended to provide significant overhead, margin, and capital efficiencies.

The Common Clearing Link's advantages are vast but can be summarized by stressing the one word; single. The new Common Clearing Link helps assure benefits for CBOT customers, members and member firms via a simplified clearing system that combines a

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single point of collateral management; a single location for positions; a single risk management platform; a single clearing interface; and a single guarantee fund.

Under the Common Clearing Link agreement, the CBOT expects to establish a Derivatives Clearing Organization (DCO) under Commodity Futures Trading Commission regulations and intends to outsource the provision of its clearing processing and guarantee services to the CME's Clearing House.

It is significant that the Common Clearing agreement with the CME is a powerful demonstration of how a dedicated staff and exchange membership could bring this about quickly and amicably. It is the latest and most dramatic example of our desire and ability to come up with innovative solutions that are aligned with customer demand, and to use our business model initiatives to enhance and expand our autonomy.

Communicating to the industry the specifics of this issue is of the highest priority. Along with representatives from the CME, CBOT officials have met individually with firms to address any questions or concerns they may have on the Common Clearing link. In addition, we have established a series of working groups, comprised of members of the Futures Industry Association Chicago Division who are advising us on the rollout.

Member meeting/seminars on the Clearing Link have been scheduled in the 5th Floor Visitor Center Theater for Tuesday, July 15, at 1:30 p.m. for grain traders and on Thursday, July 17, at 2:30 p.m. for all financial traders, and at 3:30 p.m. for equity traders. Please plan on attending to learn more about the benefits of the CME/CBOT Common Clearing link and what it has to offer you.

Our electronic platform is expected to go live on November 24, 2003. In conjunction with the CME/CBOT Common Clearing Link, a select group of contracts are anticipated to be launched--including the CBOT DJIA futures and options, CBOT mini-sized Dow futures, 5-year and 10-year Swap futures and options, and Fed Funds futures and options. On January 2, the remaining products--which include all agricultural futures and options, Treasury futures and options, 5-year and 10-year Agency futures and options--are expected to switch over. As a side-note, agricultural contracts for the latter part of November and during the month of December are expected to trade only via open auction. Tomorrow we expect to launch a new section on our corporate website dedicated to e-cbot which will contain additional information on the transition to the new platform. I encourage you to take look at the site.

The third strategic initiative--approval of our restructuring plan--will help us to achieve our objectives of improving our competitiveness and structural flexibility, while preserving our ability to provide member benefits and opportunity. For this reason it is imperative that the restructuring proposal has the whole-hearted approval of the membership.

We can finally see the light at the end of the tunnel, it is only a matter of working out a few of the final details on our restructuring proposal with the Securities Exchange Commission. I am hopeful that the SEC will declare our S4 effective in the near future.

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As soon as this occurs, we expect to allow 4 to 6 weeks for the membership to review and digest the restructuring document and address any questions or concerns. I currently expect a member-vote later this summer or early in the fall.

It is important that the membership understands that our S4 does not contemplate an IPO, that it merely contemplates stock getting into the hands our members. Once restructured, we will have the option to pursue an IPO with greater ease that we could today; however, we have no current plans to explore such a transaction.

And unlocking the value of the exchange is really what this is all about. Exchange value really is a reflection of the business opportunity we create through the implementation of a successful business plan. That is what drives a successful business today. And what drives the CBOT today.

I believe that the value of the exchange will be more fully realized upon completion of the implementation of our strategic initiatives--a new trading platform, the CME/CBOT Clearing Link, restructuring and our commitment to product development, market liquidity and trading access.

And in any discussion of the elements of the CBOT business plan, we must continue to focus on bringing transaction business to the exchange. We should not and cannot overlook new product development, especially considering that we have had an extraordinary track record for launching new products. Success in contracts such as swaps, mini-sized Dow futures, and in our newest contract, Fed Funds options--the fastest growing contract in exchange history--is due in no small part to the outstanding product design and conception by CBOT staff.

The interest and growth in our new products is no accident. Under the leadership of Bernie, Bryan Durkin and Bob Ray, the CBOT staff has a sharper focus on the research and development of products and our product design reflect economic needs and opportunity in the marketplace. Today, we are more aligned with product design, market access and with our liquidity providers. We are not creating products because they sound like a "good idea," but rather we are undertaking initiatives that are catering to the user demands and examining the economic and business conditions.

Finally, it took a lot of courage to make decisions such as switching electronic platforms, and choosing a new clearing provider, but they were the right decisions, and we will continue to make the right decisions. Markets now are global, the liquidity is global, our competitors are global, but as I have outlined in today's mid-year report, the exchange management is taking the necessary steps to enable the value and opportunity fundamental to the Board of Trade to be unleashed in the years to come. Because we are at the point of tremendous opportunity, there also is the opportunity for significant growth. Thank you.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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